                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 11-K



   (Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                     For the period ended December 31, 1996


                                       OR


   [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

            For the transition period from _________ to ___________



                          Commission File Number _____



                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan



                            Datametrics Corporation
                               21135 Erwin Street
                        Woodland Hills, California 91367
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                                  INTRODUCTION



Datametrics Corporation, a Delaware corporation, has established the Datametrics Corporation Employee Qualified Stock Purchase Plan (the Plan). The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION


Financial statements and exhibits

(a)  Financial statements:

     These documents are listed in the Index to Financial Statements.

(b)  Exhibits:

     Consent of Independent Auditors
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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, Datametrics Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the period ended December 31, 1996 to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Datametrics Corporation
                                       Employee Qualified Stock Purchase Plan


DATE: March 26, 1997                   By  /s/ Adrien A. Maught Jr.
      --------------                       -----------------------------------
                                           Adrien A. Maught Jr.
                                           President, Chief Operating Officer
                                           and Chief Financial Officer



                                           /s/ Kenneth S. Polak
                                           -----------------------------------
                                           Kenneth Polak
                                           Assistant Vice President, Finance
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                          Audited Financial Statements

                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan

               January 29, 1996 (Inception) to December 31, 1996
                      with Report of Independent Auditors
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                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan

                          Audited Financial Statements


               January 19, 1996 (Inception) to December 31, 1996



                                    CONTENTS

Report of Independent Auditors.............................................  1

Audited Financial Statements:

Statements of Net Assets Available for Benefits............................  2
Statements of Changes in Net Assets Available for Benefits.................  2
Notes to Financial Statements..............................................  3

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                         Report of Independent Auditors

Plan Administrator
Datametrics Corporation Employee Qualified Stock Purchase Plan

We have audited the accompanying statement of net assets available for benefits of the Datametrics Corporation Employee Qualified Stock Purchase Plan (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits from January 29, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits from January 29, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.


                                                        /s/ Ernst & Young LLP

Woodland Hills, California
March 26, 1997

                                                                               1
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                            Datametrics Corporation
                    Employee Qualified Stock Purchase Plan

                Statement of Net Assets Available for Benefits

                               December 31, 1996


ASSETS
Due from company                                                      $     12
                                                                      --------

Net assets available for benefits                                     $     12
                                                                      ========

           Statement of Changes in Net Assets Available for Benefits

               January 29, 1996 (Inception) to December 31, 1996

Additions to net assets attributed to:
 Participant contributions                                            $188,123

Deductions from net assets attributed to:
 Stock purchases                                                       142,349
 Participant withdrawals                                                45,762
                                                                      --------
Total deductions                                                       188,111

Net increase in net assets available for benefits                           12


Net assets available for benefits:
 Inception                                                                   -
                                                                      --------
 End of year                                                          $     12
                                                                      ========


See accompanying notes.

                                                                               2
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                            Datametrics Corporation
                    Employee Qualified Stock Purchase Plan

                         Notes to Financial Statements

                               December 31, 1996


1. PLAN DESCRIPTION

Datametrics Corporation (the Company) established the Datametrics Corporation Employee Qualified Stock Purchase Plan (the Plan) effective on January 29, 1996. The Plan is a qualified employee stock purchase plan which allows employees of the Company to purchase shares of the Company's Common Stock, $0.01 Par Value, at a discount from the market price at times specified by the Plan document. The Plan is not subject to the requirements of the Employee Retirement Income Security Act.

Employees of the Company are eligible to participate in the Plan if they have been employed with the Company for more than 30 days and work on average more than 20 hours per week during the plan year. Under plan provisions, entry dates are limited to January 29, 1996, and the first business days of July 1996, January 1997 and July 1997, and represent the first day of a semi-annual period of participation on which each eligible employee is granted an option to purchase stock.

Eligible employees may defer from 1% to 10% of basic compensation on a before-tax basis. These payroll deductions are recorded as an increase to the participant's account. Participant contributions are deposited in the Company's corporate bank accounts and may be used for general corporate purposes.

Each participating employee's option will be automatically exercised in semi-annual installments on the last day of each semi-annual period of participation during which the eligible employee is participating in the Plan. The number of shares of common stock subject to each option shall be equal to the quotient of the total payroll deductions made by the employee during the semi-annual period of participation divided by the option price, excluding fractional shares of common stock.

The per share exercise price of each option is an amount equal to the lesser of 85% of the fair market value of the Company's stock on the entry date, or 85% of the fair value of Company's stock on the last day of the semi-annual period of participation (i.e., stock purchase date). The maximum number of shares of common stock subject to each option shall not exceed 10,000 shares per individual. Total shares issuable under the plan are limited to 200,000.

                                                                               3
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                            Datametrics Corporation
                    Employee Qualified Stock Purchase Plan

                   Notes to Financial Statements (continued)


1. PLAN DESCRIPTION (CONTINUED)

Upon exercise of the option, the Company will as soon as practicable thereafter issue to the employee his or her shares of stock purchased. Such stock shall initially be held in a brokerage account established by the employee at such brokerage firm designated by the Company and authorized by the participant.

Distributions from the Plan are made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. Also, participants may withdraw from the Plan upon giving written instructions to the Plan Administrator at the Company. As soon as practicable after cessation of participation, all funds previously credited to an employee's account under the Plan will be paid to such employee in cash in one lump sum payment, without payment of any interest thereon.

Although the Company expects to continue the Plan until December 31, 1997 or, if earlier, until all shares of the Company's common stock reserved for issuance under the Plan have so been issued, the Company's board of directors may terminate the Plan at any time with respect to any shares not then subject to options under the Plan and may modify the Plan from time to time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

ESTIMATES USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

                                                                               4
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                            Datametrics Corporation
                    Employee Qualified Stock Purchase Plan

                   Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PARTICIPANT CONTRIBUTIONS

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of Plan participants.

STOCK PURCHASES

Stock purchases are recorded on the last day of a semi-annual period of participation after the price and number of shares purchased have been determined for each participant.

PARTICIPANT WITHDRAWALS

Participant withdrawals and payments made to terminated participants are recorded on the date distributions are made.

3. STOCK PURCHASES

The following table summarizes the stock issued to plan participants during 1996:

  SEMI-ANNUAL      SHARES   PURCHASE
 PURCHASE DATE     ISSUED     PRICE
 -------------     ------   ---------
June 30            24,711    $106,257
December 31        40,102      36,092
                   ------    --------
Total              64,813    $142,349
                   ======    ========

Pursuant to plan provisions, there are 135,187 remaining shares of stock reserved by the Company for future issuance through December 31, 1997.

                                                                               5
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                            Datametrics Corporation
                    Employee Qualified Stock Purchase Plan

                   Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan is an employee stock purchase plan as defined in section 423 of the Internal Revenue Code of 1986, as amended (the Code). So long as the Plan meets the Code requirements of an employee stock purchase plan, employees will not recognize income when options are exercised, but will recognize such income at the later disposition of the stock. The Plan is not required to and does not maintain a determination letter from the Internal Revenue Service.

5. ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. All expenses associated with establishment, operation and administration of the Plan are borne by the Company.

                                                                               6